Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,692,000.00	$762.34	(1)

(1)	The filing fee of $762.34 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $762.34 due for this offering is offset against the $21,264.26 remaining of the fees most recently paid on June 28, 2010, of which $20,501.92 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2010—MTNDD571 DATED JUNE 25, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

10,692 Callable Leveraged CMS Spread Notes

Due June 30, 2025

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■

If not previously redeemed by us, the notes have a maturity of fifteen years and will mature on June 30, 2025. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■	The notes are not redeemable by us and will bear interest at the rate of 10.00% per annum for the period from and including June 30, 2010 (the original issue date) to but excluding June 30, 2011.

■

Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest payment period at the per annum rate determined on the second U.S. government securities business day prior to the beginning of such quarterly interest payment period equal to 4.5 times the difference between the 10-year Constant Maturity Swap Rate (“10CMS”) and the 2-year Constant Maturity Swap Rate (“2CMS”), which difference we refer to as the reference index, subject to a maximum interest rate of 11.00% per annum and a minimum interest rate of 0.00% per annum for any interest payment period.

■

Interest on the notes, if any, is payable quarterly on the 30th day of each March, June, September and December, beginning on September 30, 2010 and ending on the maturity date or the date when the notes are redeemed.

■

Beginning on June 30, 2013, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

■	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$10,692,000
Underwriting Discount	$35.00	$374,220
Proceeds to Citigroup Funding Inc.	$965.00	$10,317,780

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about June 30, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citi

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Callable Leveraged CMS Spread Notes are callable securities offered by Citigroup Funding and have a maturity of fifteen years.

From and including June 30, 2010 (the original issue date) to but excluding June 30, 2011, the notes will bear interest at the rate of 10.00% per annum.

Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest payment period at the per annum rate equal to 4.5 times the difference between the 10-year Constant Maturity Swap Rate (“10CMS”) and the 2-year Constant Maturity Swap Rate (“2CMS”), which difference we refer to as the reference index, subject to a maximum interest rate of 11.00% per annum and a minimum interest rate of 0.00% per annum for any interest payment period. During this later period (which begins one year after the date of issuance of the notes), each of 10CMS and 2CMS will be as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on two (2) U.S. government securities business days prior to the beginning of any interest payment period (which we refer to as the interest determination date). During this later period, the interest rate on the notes may equal but will not be less than zero. All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

The notes mature on June 30, 2025. Beginning on June 30, 2013, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities —Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

Yes. From and including June 30, 2010 (the original issue date) to but excluding June 30, 2011, the notes will bear interest at the rate of 10.00% per annum.

Unless redeemed by us, from and including June 30, 2011 to and excluding the maturity date, the per annum interest rate applicable for each interest payment period will be determined on the applicable interest determination date pursuant to the following formula:

•	Leverage factor times the reference index level, subject to the maximum interest rate per annum and the minimum interest rate per annum.

where:

Leverage factor = 4.5

Reference index level = 10CMS minus 2CMS

Maximum interest rate = 11.00% per annum

Minimum interest rate = 0.00% per annum

Thus, beginning on June 30, 2011, if 10CMS is less than or equal to 2CMS on an applicable interest determination date, then no interest will accrue on the notes for the interest payment period to which that interest determination date relates. As a result, interest payments on the notes could be zero beginning on June 30, 2011. Additionally, because the interest applicable to a quarterly interest payment period cannot exceed 11.00% per annum, the amount of interest, if any, payable on the notes for any interest payment period will not exceed $27.50 per note even if the reference index level applicable to such interest payment period is greater than approximately 2.44% (taking into account that the reference index level will be multiplied by 4.5 on the applicable interest determination date).

Beginning June 30, 2011, if the reference index level on any interest determination date results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity, you should expect that the notes will be redeemed by us. If we redeem the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

What Will I Receive at Maturity of the Notes?

The notes will mature on June 30, 2025. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously redeemed your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Redeems the Notes?

We may redeem the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning three years after the date of issuance of the notes, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes — Redemption Right” in this pricing supplement. If we exercise our redemption right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Redemption or Maturity?

You will receive 100% of the principal amount of your notes, subject to the risk of Citigroup Inc., only if you hold the notes at redemption or maturity. If you choose to sell your notes before the notes are redeemed or mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes — Hypothetical Payment Examples” in this pricing supplement.

Who Publishes 10CMS and 2CMS and What Do They Measure?

Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. Unless otherwise stated in this pricing supplement, 10CMS and 2CMS will equal the 10-year Constant Maturity Swap Rate and the 2-year Constant Maturity Swap Rate, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date (as described in the section “— Determination of the Reference Index Level”).

What Has the Reference Index Level Been Historically?

We have provided a table showing the historical quarterly high and low levels of the reference index since January 2005. You can find this table in the section “Historical Data on the Reference Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the reference index level in recent years. However, past performance is not indicative of how the reference index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Reference Index Level Is Not an Indication of the Future Reference Index Level” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 5.90% per year, compounded quarterly. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (regardless of whether U.S. holders receive more, less or no payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. As calculation agent, Citigroup Financial Products will make determinations with respect to the notes. You should refer to “Risk Factors — The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on 10CMS, 2CMS and the reference index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC, or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative levels of 10CMS and 2CMS, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because 10CMS and 2CMS are floating rates, the reference index level will fluctuate. Thus, beginning on June 30, 2011, the amount of interest payable on the notes will vary and may be zero. Beginning on June 30, 2011, if the reference index level is less than or equal to zero (i.e., if 10CMS is less than or equal to 2CMS) on the relevant interest determination date, you will not earn any interest during that interest payment period. Furthermore, the interest rate that is determined on the relevant interest determination date will apply to the entire interest payment period following such interest determination date even if the reference index level increases during that interest payment period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

Beginning on June 30, 2011 the interest rate applicable to the notes cannot exceed 11.00% per annum for any interest payment period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $27.50 per note per interest payment period. As a result, if the reference index level applicable to any interest payment period beginning on June 30, 2011 is greater than approximately 2.44% (taking into account that the reference index level will be multiplied by 4.5 on the applicable interest determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are redeemed. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

The Notes May Be Redeemed at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may redeem all of the notes on any interest payment date beginning three years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Relative Levels of 10CMS and 2CMS Will Affect Our Decision to Redeem the Notes

It is more likely we will redeem the notes prior to their maturity date if the reference index level results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest payment period at the per annum rate determined on the relevant interest determination date equal to 4.5 times the reference index level, subject to a maximum interest rate of 11.00% per annum and a minimum interest rate of 0.00% per annum for any interest payment period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the reference index level and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The reference index level.    We expect that the market value of the notes at any time will depend on whether and to what degree, if any, 10CMS is greater than 2CMS. In general, we expect that a decrease in the reference index level will cause a decrease in the market value of the notes because the interest, if any, payable on the notes is at times based on the reference index level. Conversely, in general, we expect that an increase in the reference index level will cause an increase in the market value of the notes. However, an increase in the reference index level may increase the likelihood of the notes being redeemed. 10CMS, 2CMS and the economic relationship between the two will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the reference index level.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the reference index level changes, the market value of the notes may change.

Redemption Right.    Our ability to redeem the notes prior to their maturity date is likely to limit their value. If we did not have the right to redeem the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the reference index level, which disparity is expected to be larger the longer the time remaining to the maturity of the Notes. A “time premium” or “discount” results from expectations concerning the reference index level during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon 10CMS, 2CMS, the reference index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Reference Index Level Is Not an Indication of the Future Reference Index Level

The historical reference index level, which is included in this pricing supplement, should not be taken as an indication of the future reference index level during the term of the notes. Changes in the relative levels of 10CMS and 2CMS will affect the reference index level and thus the trading price of the notes, but it is impossible to predict whether the relative levels of 10CMS and 2CMS will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Issuer or Its Affiliates May Publish Research That Could Affect the Market Value of the Notes.

The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes.

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the reference index level on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent, including with respect to the calculation of the reference index level in the event of its unavailability, may adversely affect the payments to you on any interest payment date.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon 10CMS, 2CMS and the reference index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of 10CMS and 2CMS

You will have no rights against the publisher of 10CMS and 2CMS even though the amount you receive on an interest payment date will depend upon the reference index level. The publisher of 10CMS and 2CMS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Callable Leveraged CMS Spread Notes (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of fifteen years.

From and including June 30, 2010 (the original issue date) to but excluding June 30, 2011, the Notes may not be redeemed by us and will pay interest at a rate of 10.00% per annum. Unless redeemed by us, from and including June 30, 2011 to but excluding the maturity date, the interest rate on the Notes will be variable and will be reset quarterly based on the difference between a 10-year constant maturity swap rate and a 2-year constant maturity swap rate (as described in the section “— Interest”).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $10,692,000 (10,692 Notes). The Notes will mature on June 30, 2025. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including June 30, 2010 (the original issue date) to but excluding June 30, 2011, the Notes will bear interest at the rate of 10.00% per annum.

Unless redeemed by us, from and including June 30, 2011 to and excluding the maturity date, the per annum interest rate applicable for each Interest Payment Period will be determined on the applicable Interest Determination Date pursuant to the following formula:

•	Leverage factor times the reference index level, subject to the maximum interest rate per annum and the minimum interest rate per annum.

where:

Leverage factor = 4.5

Reference Index level = 10CMS minus 2CMS

Maximum interest rate = 11.00% per annum

Minimum interest rate = 0.00% per annum

For the purpose of determining the Reference Index level applicable to an Interest Payment Period, the Reference Index level will be determined two (2) U.S. Government Securities Business Days prior to the beginning of such Interest Payment Period, which we refer to as the Interest Determination Date.

The amount of any quarterly interest payment on the Notes from and including June 30, 2011 to but excluding June 30, 2025, will vary and may be zero. We expect to pay interest, if any, quarterly on the 30th day of each March, June, September and December, beginning on September 30, 2010 and ending on the maturity date or the date when the Notes are redeemed, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date is an Interest Payment Period. During each Interest Payment Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

The Reference Index equals the difference between the 10-year Constant Maturity Swap Rate (“10CMS”) and the 2-year Constant Maturity Swap Rate (“2CMS”), each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York time) on the applicable Interest Determination Date.

Beginning on June 30, 2011, if 10CMS is less than or equal to 2CMS on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Payment Period to which that Interest Determination Date relates. As a result, interest payments could be zero beginning on June 30, 2011. Additionally, because the interest applicable to the Notes cannot exceed 11.00% per annum, the amount of interest, if any, payable on the Notes for any Interest Payment Period will not exceed $27.50 per Note even if the Reference Index level applicable to such Interest Payment Period is greater than approximately 2.44% (taking into account that the Reference Index level will be multiplied by 4.5 on the applicable Interest Determination Date).

Beginning on June 30, 2013, if the Reference Index level on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity, you should expect that the Notes will be redeemed by us. If we redeem the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Payment at Maturity

The Notes will mature on June 30, 2025. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously redeemed your Notes, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Payment Examples

The table below presents examples of hypothetical interest that would accrue on the Notes during the period from and including June 30, 2011 to but excluding the maturity date. The example below is for purposes of illustration only. The actual interest payments will depend on the actual reference index level on each Interest Determination Date. The applicable interest rate for each Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the Interest Payment Period in which such interest rates would take effect. All of the hypothetical examples are based on the following assumptions:

•	Principal amount: $1,000

•	Multiplier: 4.5

•	Maximum Interest Rate: 11.00%

Example	Hypothetical Reference Index Level(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.60%	0.00%	$0.00
2	-1.40%	0.00%	$0.00
3	-1.20%	0.00%	$0.00
4	-1.00%	0.00%	$0.00
5	-0.80%	0.00%	$0.00
6	-0.60%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.20%	0.00%	$0.00
9	0.00%	0.00%	$0.00
10	0.20%	0.90%	$2.25
11	0.40%	1.80%	$4.50
12	0.60%	2.70%	$6.75
13	0.80%	3.60%	$9.00
14	1.00%	4.50%	$11.25
15	1.20%	5.40%	$13.50
16	1.40%	6.30%	$15.75
17	1.60%	7.20%	$18.00
18	1.80%	8.10%	$20.25
19	2.00%	9.00%	$22.50
20	2.20%	9.90%	$24.75
21	2.40%	10.80%	$27.00
22	2.60%	11.00%	$27.50
23	2.80%	11.00%	$27.50
24	3.00%	11.00%	$27.50
25	3.20%	11.00%	$27.50
26	3.40%	11.00%	$27.50
27	3.60%	11.00%	$27.50
28	3.80%	11.00%	$27.50
29	4.00%	11.00%	$27.50

(1)	Hypothetical Reference Index Level (10CMS – 2CMS) on the relevant interest determination date.

(2)	Hypothetical Interest Rate (per annum) for the quarterly Interest Payment Period = (4.5 x Hypothetical Reference Index Level), subject to a maximum interest rate of 11.00% and a minimum interest rate of 0%.
(3)	Hypothetical Quarterly Interest Payment on the Note = (Hypothetical Interest Rate (per annum) x 1,000) / 4.

Determination of the 10CMS and the 2CMS

If 10CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the Reference Index level must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year or 2-year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Redemption Right

Beginning on June 30, 2013, we have the right to redeem all of these Notes on any redemption date and pay to you 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the Notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

So long as the Notes are represented by global securities and are held on behalf of DTC, redemption notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17308CPT7.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Financial Products, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE REFERENCE INDEX

The following table sets forth, for each of the periods indicated, the high and the low levels of the Reference Index as reported on Bloomberg. The historical Reference Index level should not be taken as an indication of the future Reference Index level or the future performance of either rate used to calculate the Reference Index level during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the Reference Index level during any period set forth below is not an indication that the Reference Index level is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2005
Quarter
First	1.171%	0.741%
Second	0.793%	0.378%
Third	0.402%	0.177%
Fourth	0.300%	0.089%
2006
Quarter
First	0.146%	-0.026%
Second	0.276%	0.073%
Third	0.140%	0.026%
Fourth	0.109%	-0.023%
2007
Quarter
First	0.189%	-0.009%
Second	0.352%	0.084%
Third	0.616%	0.296%
Fourth	0.876%	0.434%
2008
Quarter
First	1.853%	0.858%
Second	1.627%	1.003%
Third	1.315%	0.958%
Fourth	1.878%	0.745%
2009
Quarter
First	1.658%	1.012%
Second	2.631%	1.440%
Third	2.468%	2.103%
Fourth	2.673%	2.106%
2010
Quarter
First	2.717%	2.532%
Second (through June 25)	3.145%	1.958%

The Reference Index level at 11:00 a.m. (New York time) on June 25 was 3.145%.

The following graph shows the daily levels of the Reference Index in the period from January 3, 2005 through June 25, 2010 using historical data obtained from Bloomberg. Past movements of the Reference Index level are not indicative of future Reference Index levels.

Historical Spread of CMS10 and CMS2

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments

(the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 5.90%, compounded quarterly (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a fixed quarterly amount of $25.00 paid on each Interest Payment Date from June 30, 2010 through June 30, 2011; projected quarterly payments from June 30, 2011 through June 30, 2025 as follows: $22.76 paid on September 30, 2011, $21.78 paid on December 30, 2011, $20.79 paid on March 30, 2012, $19.58 paid on June 30, 2012, $18.70 paid on September 30, 2012, $18.51 paid on December 30, 2012, $16.55 paid on March 30, 2013, $16.07 paid on June 30, 2013, $15.63 paid on September 30, 2013, $14.60 paid on December 30, 2013, $14.03 paid on March 30, 2014, $13.52 paid on June 30, 2014, $13.13 paid on September 30, 2014, $12.84 paid on December 30, 2014, $12.63 paid on March 30, 2015, $12.50 paid on June 30, 2015, $12.36 paid on September 30, 2015, $12.30 paid on December 30, 2015, $12.27 paid on March 30, 2016, $12.32 paid on June 30, 2016, $12.31 paid on September 30, 2016, $12.33 paid on December 30, 2016, $12.33 paid on March 30, 2017, $12.36 paid on June 30, 2017, $12.25 paid on September 30, 2017, $12.34 paid on December 30, 2017, $12.35 paid on March 30, 2018, $12.25 paid on June 30, 2018, $12.09 paid on September 30, 2018, $12.53 paid on December 30, 2018, $11.92 paid on March 30, 2019, $11.82 paid on June 30, 2019, $12.11 paid on September 30, 2019, $11.74 paid on December 30, 2019, $11.63 paid on March 30, 2020, $11.55 paid on June 30, 2020, $11.44 paid on September 30, 2020, $11.39 paid on December 30, 2020, $11.33 paid on March 30, 2021, $11.29 paid on June 30, 2021, $11.24 paid on September 30, 2021, $11.22 paid on December 30, 2021, $11.20 paid on March 30, 2022, $11.17 paid on June 30, 2022, $11.16 paid on September 30, 2022, $11.19 paid on December 30, 2022, $11.21 paid on March 30, 2023, $11.21 paid on June 30, 2023, $11.17 paid on September 30, 2023, $11.35 paid on December 30, 2023, $11.28 paid on March 30, 2024, $11.52 paid on June 30, 2024, $11.84 paid on September 30, 2024, $11.67 paid on December 30, 2024, $11.74 paid on March 30, 2025, $11.83 paid on June 30, 2025 and a final payment of $1,000 at maturity.

The comparable yield and the projected payments are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payments to be made in respect of a Note. The comparable yield and the projected payments do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payments.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity. The Tax OID amounts for 2010 and 2011 take into account the payment of the fixed quarterly coupons paid from June 30, 2010 through June 30, 2011. Accordingly, U.S. Holders should report only the Tax OID for 2010 and 2011 (subject to any adjustment for the contingent payments paid in that year) and should not also include any separate amount in income as a result of the fixed quarterly coupons. Accordingly, U.S. Holders generally will be required to recognize taxable income in an amount that is less than cash received during the first year of the term of the Notes and to recognize taxable income in an amount that is more than cash received later in the term of the Notes.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $29.35 in 2010; $56.87 in 2011; $55.01 in 2012; $53.99 in 2013; $53.68 in 2014; $53.79 in 2015; $54.06 in 2016; $54.35 in 2017; $54.66 in 2018; $55.02 in 2019; $55.50 in 2020; $56.09 in 2021; $56.77 in 2022; $57.49 in 2023; $58.23 in 2024 and $29.37 in 2025 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.    If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.    When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,692,000 principal amount of the Notes (10,692 Notes) for $965.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $35.00 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 per Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $35.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries, or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

10,692 Callable Leveraged

CMS Spread Notes

Due June 30, 2025

($1,000 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

June 25, 2010

(Including Prospectus Supplement

dated February 18, 2009 and

Prospectus dated February 18, 2009)